June 30, 2005

Mr. Robert Coale
President and Chief Executive Officer
Giant Oil & Gas Inc.
246 Stewart Green S.W., Suite 4010
Calgary, Alberta, Canada, T3H 3C8

      Re:	Giant Oil & Gas Inc.
      	Registration Statement on Form F-1
      Filed May 31, 2005
      File No. 333-125381

Dear Mr. Coale:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-1

General

1. Many of the following comments apply to disclosure that appears in more than one place. In addition, we often raise more than one point within one numbered comment. To avoid the need for us to issue repetitive comments or to reissue similar comments in future letters, please ensure that you fully respond to every point we raise in each numbered comment. Key your letter of response to our numbered comments, and indicate precisely where in the marked version of the amendment you have made corresponding changes.



2. Because there is no market for your stock, you will need to include in the final prospectus the price per share at which the stock will be offered and sold until such time, if ever, that the shares trade on the OTCBB.

3. The company is responsible for the accuracy and completeness of all disclosure that appears in its filings with the Commission. In that regard, the registration statement includes a number of inconsistencies, as well as disclosure that fails to properly convey the business that you propose to conduct and your current lack of any meaningful operations. We will cite individual examples, but you need to review all disclosure carefully to ensure that you have prepared a document that is complete, internally consistent and accurate. We may have additional comments upon review of the amended Form F-1.

4. Most of your disclosure relates to business operations that you conceivably could engage in at some unknown future time. Revise the document in general to provide a more apt description of your business as currently constituted and to make clear the absence of meaningful prospects. The extent of the disclosure you include regarding possible future operations and potential business considerations could obscure the following points, all of which need to appear prominently in one place near the front of your document:

* "We have not, as yet, determined if we will exercise our option on the Well." [Page 17.] It appears as though you are essentially a blank check company. We refer you to Securities Act Rule 419.
Ensure
that your document accurately describes your business plan.

* "We do not have any plan to generate revenue."  [Page 22.]

* "At this time, we definitely have no natural gas reserves on our leases." [Page 17.] And make clear that your only business asset is the right to acquire a working interest and net revenue interest in a well that is not currently in production.

* "There is no commercially viable resource on our leases."  [Page
18.]

* "Our only intention thus far is to participate as an owner of interests in properties such that we are not involved in the actual operation of the extraction operations." [Page 19.] But even this appears to overstate your plans and current "operations," since you indicate on page 20 that you "have not begun to research or identify other potential acquisitions, but expect to do so within the next twelve months."

* "No member of our management team is presently employed by us."
[Page 20.]

* Neither of your officers, and none of your three directors receives any compensation. In that regard, make clear that your director serves entirely as a volunteer; we note that he is listed as owning no shares. And advise us why he has agreed to serve without compensation and without any share ownership or other benefits.

* No one devotes more than a day per week to your business, and both officers have direct conflicts of interest due to their positions with other resource exploration companies.

* It is remote that you will obtain any meaningful revenues from the only property in which you have a potential interest. You disclose at page 21 that the well has had only "sporadic production." Also provide enhanced disclosure regarding the timing and rates of production.

* Potential purchasers should only consider the purchase of your shares with full knowledge of the risks and the likelihood that they might lose their entire investment. If you believe that this is not accurate, advise us why.

5. Ensure that your disclosure is consistent, current and concise. Also make sure that you do not overstate the status of your business and prospects. The following, while not a complete list, are among the many apparent overstatements, inconsistencies and examples of outdated disclosure that we encountered during the course of our review:

* The well "is utilized for the business purpose of producing natural gas." [Page 4.] Disclosure elsewhere suggests that there may be no resources on the property.

* You refer at more than one place to the maximum amount you could receive in the event that all warrants are exercised at the full price. But this appears to ignore that the warrants are not exercisable on their terms for another two years. It also ignores your discretionary authority to reduce the exercise price.

* Disclose in necessary detail the plans you have with regard to moving forward the warrant exercise date and reducing the exercise price. Also make clear what factors you will consider in that regard, and disclose any agreements, tacit, explicit or otherwise, that you have with any warrantholders in that connection. And clarify that it is unlikely that you will obtain anything approaching the maximum exercise price proceeds for the foreseeable future. We may have additional comments.

* "We may extend our option for one year by paying an additional
USD
$6,000...."  But the next sentence makes clear that the payment has
already occurred.

* You indicate at page 24 and elsewhere that "office expenses" through
December 31, 2004, were only $147, but you indicate at page 20 that your rental rate is CDN $125 per month. Clarify when you began making rent payments.

* You refer to having a "minimal operating history" and having not generated "any meaningful revenues," but even those characterizations appear to overstate your situation. It appears that you have not generated any revenues from operations. And explain what
"exploratory
drilling" you have already undertaken.  [Page 8.]

* "We compete with major and independent crude oil and natural gas companies for properties." [Page 20.] It does not appear that you have had any meaningful operations, so the suggestion that you are in competition with large entities lacks proper balance.

* You refer to needing $100,000 - apparently CDN -- to "maintain operations," but it is unclear what operations you intend to cite. [Page 20.] Also the reference at page 21 to "expanding" your business during the next 12 months requires additional explanation. Similarly, it is unclear which "exploratory work" you are referring to at page 22 as having been completed.

* "Our plan over the next twelve months is to exercise our option," but this disclosure at page 20 is in conflict with the statement that appears at page 17.

* The reference to a concurrent "primary offering" that you are registering at the same time requires additional explanation.
[Page
21.]

* Explain the reference to the Polischuk Property, which appears only at page 22.

* You state that you "participate in the oil and gas industry through the optioning of oil and gas exploration and development projects."
[Page 24.] Provide us with support for this assertion. Also, clarify the references to "our properties" and "our mineral properties."

* If you retain the reference, explain why you refer to possible listing on the Nasdaq Small Cap Market at page 38. Also update the disclosure regarding the items voted upon at the June 16, 2005, meeting, including any changes to the Articles of Incorporation that resulted. File the amended Articles as an exhibit.

* Explain to us why you include a glossary that includes many terms that do not appear in the document. [Page 41.] Your disclosure, including the revised Risk Factors section, should not be generic but instead should apply to your particular facts and circumstances.

* Your pagination on the version provided to us as courtesy copies differs from the version filed via EDGAR.

* Refile the agreement you filed as Exhibit 10.6 to include the names and capacities of those signing as "authorized signatory."


6. We understand that you have secured an option to acquire a 10% working interest and an 8% net revenue interest in the Wimberley #5
Well located in Jack County, Texas exercisable within twelve months of
February 8, 2005. In any instance throughout your document that you discuss this well, please state clearly that you do not currently own the lease. Also, identify the status of the well and state clearly, if true, that this is not a producing property.

Trading Market, page 6

7. We note that you intend to apply to the OTCBB in this section and in your risk factor section. Please tell us, on a supplemental basis, the status and timing of your application with the OTCBB.

Note Regarding Forward-Looking Statements, page 7

8. Because this is your initial public offering, the safe harbor provisions do not apply to your disclosure. Notwithstanding your reference to penny stock at the end of the paragraph, if you retain this section, revise the first part to eliminate the suggestion that any of the statements are "forward looking statements" as defined by the federal securities laws. Also revise to eliminate the suggestion that "will" identifies forward-looking statements.

Risk Factors, page 7

9. Eliminate language that tends to mitigate the risk you discuss. Examples include clauses that begin with "although" or "while." Instead, focus on the underlying risk, such as the harm that could result from being a new company or your ability to continue as a going concern.

10. Revise this section to remove statements like "we cannot assure" and "we cannot guarantee" and to eliminate the suggestion that the reader "should not rely" upon particular disclosure. Instead, state the risk plainly and directly.
11. We note your statement in Risk Factor 4 at page 9 that "[your] success depends heavily upon the continued contributions of Robert Coale, whose knowledge, leadership and technical expertise would be difficult to replace." However, you then state in Risk Factor 5 at page 9 that "[your] management, officers and directors do not have extensive oil and gas experience, therefore investors should not rely on [your] management, officers and directors as being experts in the area of oil and gas exploration and production, which is [your] business focus." Please expand or revise your statements to eliminate the confusion created by these two contradictory statements.



If capital is not available to us to expand our business
operations...., page 8

12. Disclose in necessary detail later in the document the amount of capital you anticipate will be necessary to develop Wimberley #5
Well.
We may have additional comments.

Capitalization, page 16

13. Please revise the information in the capitalization table as of a date within 60-days of the filing date. See Item 3(B) of Form 20-F.

Foreign Currency Exchange: United States Dollars and Canadian
Dollars,
page 23

14. Please update the exchange rate information as of the most recent practicable date.

Management Discussion and Analysis of Financial Condition and
Results
of Operations, page 23

Management, page 26

15. Disclose for each officer how much time he devotes to your business and affairs.

Involvement in Certain Legal Proceedings, page 27

16. Revise to make clear that there are no such legal proceedings, rather than suggesting that you are "not aware" of any. Make parallel changes to the disclosure that appears under "Potential Conflicts of
Interest."

Potential Conflicts of Interest, page 27

17. We note that your president and other directors work for other natural resource exploration companies. Include appropriate Risk
Factors disclosure in that regard.

Executive compensation, page 28

18. We note your disclosure that no officers or directors received compensation. Please provide us with an analysis that quantifies the value of the services that they contributed to you and indicate whether or not these contributed services are reported in your results of operations. Refer to SAB Topic 5:T for US GAAP.

19. Expand your MD&A discussion to indicate whether or not the current compensation arrangements are expected to change. If your historical results reflect compensation that is materially different from that expected after the offering, please explain the impact of salary commitments on future results and liquidity.

Security Ownership of Certain Beneficial Owners and Management,
page
29

20. Please explain why your commitment to issue common shares to your executive officers, Robert Coale and Donald Neal for $0.0001 per share did not result in compensation costs. We note, as disclosed on page
55, that you issued additional commitments to issue common shares shortly after the issuance of those shares in May and June 2004 for
$0.01 and $0.10 per share.

Plan of Distribution, page 33

21. We note that the selling shareholders may engage in short sales of your common stock. Please see Corporation Finance Telephone
Interpretation A.65 in that regard.

Share Capital, page 37

22. Revise this section to provide a more direct and detailed comparison of shareholders` rights and other corporate governance matters under Canada and, for example, Delaware law. Consider providing this information in tabular form. For example but without limitation, explain whether Canadian law:

- allows shareholder to cumulate their votes;

- allows shareholders to approve corporate matters by written consent;
or

- allows for the issuance of preferred stock or the adoption of other
"poison pill" measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

Financial Statements

Balance Sheet, page 48

23. Please provide us with information regarding the nature of the items that comprise the amount reported in the "cash" line item of your balance sheet. Indicate if any of these items include Treasury bills, commercial paper, money market funds or other amounts considered to be cash equivalents. If so, rename the line item "cash and cash equivalents" and disclose your policy for determining which items are treated as cash equivalents as per CICA 1540.06(b) for Canadian GAAP and SFAS 95 for US GAAP.


24. We note your presentation of 41,560,300 common shares as "to be issued." We understand that you received the cash proceeds during the period from April 2, 2004 to December 31, 2004 for the three stock transactions you discuss in Note 4 at page 55. Please explain to us in detail why you have identified these as "to be issued" as of December 31, 2004. If the shares have not been issued, explain in detail, why you have reported the related amounts as a component of shareholders` equity.

Statement of Shareholders` Equity, page 50

25. Please revise your statement of stockholders` equity, to disclose the date of each issuance. Refer to paragraph 11(d) of SFAS 7. We note your related disclosure on page 55.

Statement of Cash Flows, page 51

26. Please explain why you have classified an increase in accounts payable as "an item not involving cash." Refer to CICA 1540.22(b) for
Canadian GAAP. Please revise this line item caption to one that that more appropriately identifies the nature of this reconciling component of operating cash flows.

Note 2. Significant Accounting Policies, page 53

(a) Oil and Gas Property Payments and Exploration Costs, page 53

27. We understand that upon commencement of operations, you will expense all costs related to the maintenance of oil and gas claims in which you have secured exploration rights prior to establishment of proven and probable reserves. Please expand on your disclosure to explicitly state your accounting method for your oil and gas activities. Cite the literature under which you intend to account for your oil and gas business.

(c) Foreign Currency Transactions, page 53

28. We note your disclosure that "gains and losses on foreign exchange are included in the Statement of Loss and Deficit." Please expand on your disclosure to indicate, if true, that there were none during the period covered by your financial statements. Otherwise, revise your disclosure to more clearly identify the line item in which the foreign exchange gains and losses are reported.

Note 4 - Common Stock, page 55

29. Please explain the exact terms of your right to repurchase the common shares that you are committed to issue to your executive officers. Additionally, clarify that the shares were issued to Directors that also serve as your management.

Exhibits and Financial Statement Schedules, page 59

30. A currently dated accountant`s consent should be filed with each amendment to the registration statement.

31. To the extent feasible, please ensure that you refer to your exhibits properly. For instance, exhibits 5.1 and 23.2 refer to your legality opinion as Morgan & Company, instead of Morton & Company.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Regina Balderas at (202) 551-3722 or Jill
Davis,
Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.


							Sincerely,



							H. Roger Schwall
							Assistant Director

cc:	R. Balderas
	J. Davis
      J. Wynn
      T. Levenberg
      S. Min

      via facsimile

      David Lubin, Esq.
      David Lubin & Associates
            (516) 569-5053

??

??

??

??

Mr. Robert Coale
Giant Oil & Gas Inc.
June 30, 2005
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F St., NE
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
     MAIL STOP 7010